TAGALDER (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

                REVISED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2002
                      (Amounts expressed  in U. S. dollars)

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------
MARCH  31,  2002                                                            PAGE
--------------------------------------------------------------------------------
(Unaudited)
(Amounts  expressed  in  US  dollars)


Revised  Interim  Consolidated  Balance  Sheets
as  of  March  31,  2002 And  December  31,  2001                              1

Revised  Interim  Consolidated  Statements  of
Operations  for  the  three months  ended  March  31,
2002  and  March  31,  2001                                                    2

Revised  Interim  Consolidated  Statements  of
Cash  Flows  for  the  three months  ended  March  31,
2002  and  March  31,  2001                                                    3

Revised  Interim  Consolidated  Statements  of
Stockholders  Equity  for  the three  months  ended
March  31,  2002                                                               4

Revised  Condensed  Notes  to  Interim  Consolidated
Financial Statements                                                           5


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM  CONSOLIDATED BALANCE SHEETS
---------------------------------------------
As at March 31, 2002 and December 31, 2001         2002          2001
(Amounts expressed in U. S. dollars)                $             $
---------------------------------------------
(Unaudited)
ASSETS
CURRENT:
  Cash. . . . . . . . . . . . . . . . . . . .        1,197         3,087
  Accounts receivable . . . . . . . . . . . .        1,925             -
  Advance receivable. . . . . . . . . . . . .            -             -
  Prepaid expenses and deposits . . . . . . .            -         2,718
---------------------------------------------  ------------  ------------
                                                     3,122         5,805
MINERAL PROPERTIES, . . . . . . . . . . . . .            1             1
INVESTMENTS . . . . . . . . . . . . . . . . .            3             3
EMU FARM, . . . . . . . . . . . . . . . . . .            1             1
WEB SITES,. . . . . . . . . . . . . . . . . .            1             1
---------------------------------------------  ------------  ------------
                                                     3,128         5,811
                                               ------------  ------------

LIABILITIES
CURRENT:
Accounts payable and accrued liabilities. . .       75,445        62,898
Loans and advances, . . . . . . . . . . . . .       18,285        16,470
---------------------------------------------  ------------  ------------
                                                    93,730        79,368
                                               ------------  ------------

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL,. . . . . . . . . . . . . . . .    3,836,484     3,836,484

ACCUMULATED OTHER COMPREHENSIVE LOSS. . . . .      (23,882)      (24,360)

DEFICIT . . . . . . . . . . . . . . . . . . .   (3,903,204)   (3,885,681)
---------------------------------------------  ------------  ------------
                                                   (90,602)      (73,557)
                                               ------------  ------------
                                                     3,128         5,811
                                               ------------  ------------

See  condensed  notes  to  unaudited  consolidated  financial  statements.

On  behalf  of  the  Board:

/s/   "Roger  Lam",  Director
------------------


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM CONSOLIDATED STATEMENTS OF OPERATION
-----------------------------------------------------
For the three month period ended March 31 . . . . . .         2002          2001
(Amounts expressed in U. S. dollars). . . . . . . . .  $             $
-----------------------------------------------------
Unaudited

WEB INCOME. . . . . . . . . . . . . . . . . . . . . .          601             0
-----------------------------------------------------  ------------  ------------

EXPENSES:
  Administrative services . . . . . . . . . . . . . .        2,823         2,945
  Amortization expense. . . . . . . . . . . . . . . .            -             -
  Communications. . . . . . . . . . . . . . . . . . .          244           422
  Consulting. . . . . . . . . . . . . . . . . . . . .            -             -
       Commission paid. . . . . . . . . . . . . . . .            -             -
  Office and general. . . . . . . . . . . . . . . . .          684         1,319
  Professional fees . . . . . . . . . . . . . . . . .        5,880             -
  Public relations. . . . . . . . . . . . . . . . . .           47             -
  Shareholder information . . . . . . . . . . . . . .           13             -
  Transfer agent fees . . . . . . . . . . . . . . . .          433           766
  Farm management . . . . . . . . . . . . . . . . . .        8,000         7,996
-----------------------------------------------------  ------------  ------------

NET INCOME (LOSS) . . . . . . . . . . . . . . . . . .      (17,523)      (13,520)



BASIC AND DILUTED LOSS PER SHARE. . . . . . . . . . .      (0.0004)     (0.00059)
-----------------------------------------------------  ------------  ------------

Weighted average number
Of common shares outstanding. . . . . . . . . . . . .   37,869,018    13,611,326


See  condensed  notes  to  unaudited  consolidated  financial  statements.




TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------
For the three month period ended March 31 . . . . . . .        2002        2001
(Amounts expressed in U. S. dollars). . . . . . . . . .  $            $
-------------------------------------------------------
Unaudited

CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss) . . . . . . . . . . . . . . . . .     (17,523)    (13,520)
    Items not involving cash:
    Loss on disposition of capital assets . . . . . . .           -           -
-------------------------------------------------------  -----------  ----------
                                                            (17,523)    (13,520)
                                                         -----------  ----------
    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable . . . . . . . . . . . . . . .      (1,925)     (1,928)
      Prepaid expenses and deposits . . . . . . . . . .       2,718       2,737
      Accounts payable and
        accrued liabilities . . . . . . . . . . . . . .      14,362         888
                                                             15,155       1,697
-------------------------------------------------------  -----------  ----------
                                                             (2,368)    (11,823)
                                                         -----------  ----------

  FINANCING ACTIVITIES:
    Issue of common shares. . . . . . . . . . . . . . .           -     718,106
    Loans and advances. . . . . . . . . . . . . . . . .           -           -
-------------------------------------------------------  -----------  ----------
                                                                  -     718,106
                                                         -----------  ----------

  INVESTING ACTIVITIES:
    Investment:
       Joint venture under development. . . . . . . . .           -           -
       Investment in Tung Shing Development . . . . . .           -    (718,106)
    Exploration costs recovered (incurred). . . . . . .           -           -
-------------------------------------------------------  -----------  ----------
                                                                  -    (718,106)
                                                         -----------  ----------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT . . . . . . . .        4,78       6,551
CHANGE IN CASH POSITION . . . . . . . . . . . . . . . .      (1,890)     (5,272)
Cash position, beginning of year. . . . . . . . . . . .       3,087      16,566
-------------------------------------------------------  -----------  ----------
CASH POSITION, END OF PERIOD. . . . . . . . . . . . . .       1,197      11,294
-------------------------------------------------------  -----------  ----------

Income taxes paid                                                 -           -

Interest paid                                                     -           -


See  condensed  notes  to  unaudited  consolidated  financial  statements.




TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)

REVISED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------
For the three month period ended March 31, 2002
(Amounts expressed in US dollars)
(Unaudited)


                                                  Common stock                                 Other
                                                  Number of      Common stock                  Comprehensive
                                                  Shares         Amount          Deficit       Loss
                                                  _____________  ____________    ___________   _____________
Balance as of December
31, 2000 . . . . . . . . . . . . . . . . . .      16,327,856      1,475,082        (987,009)        (11,416)
Issuance of common stock . . . . . . . . . .      21,541,136      2,361,402              -                 -
Foreign currency translation . . . . . . . .               -             -              -           (12,944)
Net loss for the year. . . . . . . . . . . .               -             -       (2,898,672)              -
                                                  -----------     ---------      -----------     -----------

Balance as of December 31,
2001 . . . . . . . . . . . . . . . . . . . .      37,869,018      3,836,484      (3,885,681)        (24,360)
Issuance of common stock . . . . . . . . . .               -             -                -               -
Foreign currency translation . . . . . . . .                                                            478
Net loss for the period. . . . . . . . . . .               -             -          (17,523)              -
                                                  -----------     ---------      -----------     -----------

Balance as of March 31, 2002 . . . . . . . .       37,869,018     3,836,484      (3,903,204)         (23,882)
                                                  ===========     =========      ===========     ============


See  condensed  notes  to  unaudited  consolidated  financial  statements

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONDENSED  NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------------------------------
AS  OF  MARCH  31,  2002
------------------------
(Amounts  expressed  in  US  dollars)
(Unaudited)

1.     NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of recurring accruals) considered necessary for fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. Interim statements should be read in conjunction with the Company's audited financial statements.

The unaudited consolidated financial statements include the accounts of Tagalder
(2000) Inc., ("the Company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation.

2.     GOING  CONCERN  ASSUMPTION

As at March 31, 2002, certain principal conditions and events are prevalent that indicate that there could be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. These conditions and events include lack of financing, lack of revenue earned to date, recurring losses and future commitments.

The future viability of the company is dependent upon its ability to conclude adequate financing to meet its ongoing commitments until such time as any of its current ventures are operating profitably or other sources of revenue are identified. The Company plans to continue its efforts to acquire equity partners and make private placements to fund its operations.
These consolidated financial statements are prepared on the basis that the Company will continue as a going concern

3.     CONTINGENT  LIABILITY

The Company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000 provided by that company. The directors are of the opinion that the claim is without merit and the Company has filed a Statement of Defense and a counterclaim for approximately $34,000. Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts.